Exhibit 23

Consent of the Independent Registered Certified Public Accounting Firm

We consent to the use of our audit report dated April 30, 2008 with respect to the balance sheet of BioSpecifics Technologies Corp. as of December 31, 2003, and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2003 in Form 10-KSB for the year ended December 31, 2003; we consent to the use of out audit reports dated February 27, 2007 with respect to the balance sheets of BioSpecifics Technologies Corp. as of December 31, 2005 and 2004, and the related statements of income, stockholders’ equity and cash flows for the two years ended December 31, 2005 in the Forms 10-KSB for the years ended December 31, 2005 and December 31, 2004.

Tabriztchi & Co., CPA, P.C.

(formerly Bloom & Co., LLP)
Garden City, NY
June 3, 2008

7 Twelfth Street Garden City, NY 11530    Tel: 516-746-4200    Fax: 516-746-7900
Email:Info@Tabrizcpa.com    www.Tabrizcpa.com